                           ARVIDA/JMB PARTNERS, L.P.
                           900 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611
                                 312-440-4800

                                                                 Exhibit (a)(1)

                                                               October 28, 1996

Dear Interestholders:

  Raleigh Capital Associates, L.P. and certain of its affiliates ("Raleigh") have commenced another unsolicited offer to acquire up to 100,000 limited partnership interests and assignee interests therein ("Interests"), which represents approximately 24.8% of the outstanding Interests, in Arvida/JMB Partners, L.P. (the "Partnership") at a purchase price of $500 per Interest, net to the seller in cash (the "Offer"). As was communicated to Interestholders in July, 1996, with respect to a prior unsolicited offer by Raleigh, the Board of Directors of Arvida/JMB Managers, Inc., the general partner of the Partnership ("Managers"), has established a special committee (the "Special Committee") to review and consider offers for Interests, including the Offer.

  To assist it in its consideration of offers, the Special Committee has retained the services of Lehman Brothers Inc. ("Lehman") as its financial advisor and has directed Lehman to render (a) its estimate of the present discounted value (the "Lehman Estimated Liquidation Value") of an Interest based on the assumption that the Partnership commences an orderly liquidation in October 1997 and completes the liquidation by October 2002 (the "Assumed Liquidation"), and (b) its opinion as to the adequacy, from a financial point of view, to Interestholders as a class, of the consideration offered in any offer to acquire Interests, as compared to the Lehman Estimated Liquidation Value.

  BASED UPON ITS CONSULTATION WITH LEHMAN, THE PROPOSED DISTRIBUTION OF $350 PER INTEREST TO BE MADE PURSUANT TO THE PROPOSED LEVERAGED RECAPITALIZATION OF THE PARTNERSHIP DISCUSSED BELOW, AND A NUMBER OF OTHER BUSINESS, FINANCIAL AND OTHER FACTORS, THE SPECIAL COMMITTEE HAS DETERMINED THAT THE OFFER IS INADEQUATE AND NOT IN THE BEST INTEREST OF INTERESTHOLDERS WHO HAVE THE EXPECTATION OF RETAINING THEIR INTERESTS THROUGH THE ASSUMED LIQUIDATION, AND WHO HAVE NO CURRENT OR ANTICIPATED NEED OR DESIRE FOR LIQUIDITY BEYOND THAT PROVIDED BY THE PROPOSED LEVERAGED RECAPITALIZATION. ACCORDINGLY, THE SPECIAL COMMITTEE RECOMMENDS THAT SUCH INTERESTHOLDERS REJECT THE OFFER AND NOT TENDER THEIR INTERESTS PURSUANT TO THE OFFER.

  The Special Committee does not express any opinion and remains neutral as to the Offer with respect to any other Interestholders.

  The Special Committee based its recommendation on a variety of factors, including, but not limited to, the following:

  . BY LETTER DATED OCTOBER 22, 1996, LEHMAN ADVISED THE SPECIAL COMMITTEE
    THAT THE LEHMAN ESTIMATED LIQUIDATION VALUE AS OF OCTOBER 1, 1996, WAS A RANGE OF $610 TO $630 PER INTEREST. Such value represents Lehman's estimate of the gross cash distributions that an Interestholder would receive through the Assumed Liquidation period, discounted to reflect the present value in October 1996 of such distributions. BASED UPON THE ESTIMATE OF THE GROSS CASH DISTRIBUTIONS TO BE RECEIVED, MANAGERS CALCULATES THAT AN INTERESTHOLDER WOULD RECEIVE TOTAL DISTRIBUTIONS FROM OCTOBER 1996 THROUGH OCTOBER 2002 IN EXCESS OF $1,000 PER INTEREST. LEHMAN EXPRESSED ITS OPINION THAT THE CONSIDERATION OFFERED IN THE OFFER IS INADEQUATE FROM A FINANCIAL POINT OF VIEW TO THE INTERESTHOLDERS AS A CLASS AS COMPARED TO THE LEHMAN ESTIMATED LIQUIDATION VALUE. As more fully discussed in the Partnership's Schedule 14D-9, Lehman's opinion does not address the adequacy of the Offer with respect to Interestholders who have a present or anticipated need or desire for liquidity beyond that provided by the proposed distribution of $350 per Interest to be made pursuant to the proposed leveraged recapitalization of the Partnership. It should be noted, however, that the Lehman Estimated Liquidation Value does not represent an estimate by Lehman of the fair market value of an Interest.
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  . The Lehman Estimated Liquidation Value assumes, among other things, that the Partnership obtains a loan from Starwood Florida Funding L.L.C. (and/or one or more affiliates or co-investors, collectively, "Starwood") in the amount of $160 million (the "Starwood Financing") in order to effect a leveraged recapitalization (the "Proposed Recapitalization") of the Partnership by December 31, 1996, pursuant to which, among other things, INTERESTHOLDERS WOULD RECEIVE AN IMMEDIATE NONTAXABLE CASH DISTRIBUTION OF APPROXIMATELY $350 PER INTEREST AND RETAIN THEIR INTERESTS so as to participate in future cash distributions. By letter dated September 9, 1996, addressed to the Special Committee, LEHMAN EXPRESSED ITS OPINION THAT (I) THE FINANCIAL TERMS OF THE STARWOOD FINANCING ARE COMMERCIALLY REASONABLE FROM THE STANDPOINT OF THE PARTNERSHIP, AND (II) THE CONSIDERATION TO BE RECEIVED BY INTERESTHOLDERS (i.e., the immediate cash distribution of $350 per Interest and their retained Interests in the Partnership) PURSUANT TO THE PROPOSED RECAPITALIZATION IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE INTERESTHOLDERS AS A CLASS.

  . Raleigh's tender offer materials state that "in establishing the Purchase
    Price, [Raleigh] was motivated to set the LOWEST PRICE for the [Interests] which might be acceptable to [Interestholders] consistent with [Raleigh's] objectives." (emphasis added). RALEIGH'S ANTICIPATED RETURN FROM ITS PURCHASE OF INTERESTS PURSUANT TO ITS OFFER WOULD BE IN EXCESS OF 29% COMPOUNDED ANNUALLY (based upon the projected budgets of the Partnership as adjusted by Lehman in connection with its determination of the Lehman Estimated Liquidation Value). Moreover, Raleigh's statement in its tender offer materials that "[n]o independent person has been retained to evaluate or render any opinion with respect to the fairness of [Raleigh's] Purchase Price" is not true. Lehman has rendered its opinion as to the inadequacy of the consideration offered by Raleigh, as discussed above. Raleigh made its initial offer for Interests at $411 per Interest, and is still trying to purchase Interests at an inadequate price. RALEIGH CAPITAL ASSOCIATES, L.P. IS AFFILIATED WITH CARL C. ICAHN AND LEON BLACK, TWO WELL-KNOWN "VULTURE INVESTORS."

  . Raleigh has conditioned the Offer on the occurrence of certain events, which makes a closing of the Offer uncertain at best.

  . Because there is no established market for the Interests, once the Offer has expired, the price for Interests through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price under the Offer.
  YOU SHOULD CONSULT WITH YOUR PERSONAL TAX ADVISOR AND FINANCIAL CONSULTANT PRIOR TO ACCEPTING THE OFFER AND TENDING YOUR INTERESTS.


  Under the terms of the Offer, Raleigh cannot, until November 14, 1996, purchase and pay for any Interests tendered prior to such time, and you may withdraw Interests tendered to Raleigh at any time prior to 12:00 midnight on November 14, 1996. IF YOU WISH TO RETAIN YOUR INTERESTS AND YOU HAVE NOT ALREADY TENDERED YOUR INTERESTS PURSUANT TO THE OFFER, YOU NEED NOT TAKE ANY ACTION REGARDING THE OFFER.
  As discussed above and in more detail in the enclosed Schedule 14D-9 filed with the Securities and Exchange Commission, the Special Committee gave careful consideration to a number of business, financial and other factors in arriving at its recommendation. The opinion letters of Lehman dated September 9, 1996, and October 22, 1996, are enclosed with the Schedule 14D-9. INTERESTHOLDERS ARE URGED TO READ CAREFULLY THE SCHEDULE 14D-9.


  On behalf of the Special Committee.

                                        Very truly yours,
                                        Arvida/JMB Partners, L.P.

                                        By: Arvida/JMB Managers, Inc. General
                                            Partner

                                        By: Judd D. Malkin
                                            Chairman

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